HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.               ________          Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                (303) 839-0061
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Will Hart
                               September 24, 2012

Sondra Snyder
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Art Dimensions, Inc.
            Report on Form 10-K for the year ended December 31, 2010 File No. 000-53853

      This office represents Art Dimensions, Inc. (the "Company"). Amendment No. 2 to the Company's report on Form 10-K for the year ended December 31, 2010 has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated June 29, 2012. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter.

        1.   Comment complied with.
        2.   Comment complied with.
        3.   Comment complied with.

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.

                                           /s/ William Hart

                                           William T. Hart